X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2006 MAR 28 P 4:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DELIVERED BY

06012000

March 15, 2006

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents for X-Cal Resources Ltd.:

- News Release dated March 15, 2006
- Material Change Report dated March 15, 2006

Sincerely,
X-CAL RESOURCES LTD.

Sharon MacLellan

PROCESSED
MAR 29 2006
THOMSON FINANCIAL

Sharon MacLellan
/sml
+ encl

3/29

X-Cal Resources Ltd.

TSX/XCL **March 15, 2006**

News Release

CHEVILLON EXPLORATION CONSULTING JOINS X-CAL'S NEVADA TEAM

X-CAL Resources Ltd is pleased to announce a contract let to CHEVILLON EXPLORATION CONSULTING. Vic Chevillon, M.Sc., has joined X-Cal's Exploration Group, as one of the group of independent consultants, contributing to our Nevada Gold Projects. Mr. Chevillon was "Senior Exploration Geologist, Americas Business Development" at Placer Dome Exploration Inc. He has actively monitored our progress with the Sleeper Gold Property over the past several years and was also instrumental in X-Cal's recent acquisition of the "Horse Mountain Window" Reese River Pediment Property from Placer Dome.

Mr. Chevillon will work with X-Cal on data integration as recommended in Dr. Richard Sillitoe's report on the EXPLORATION POTENTIAL OF THE SLEEPER GOLD PROJECT (see link in press release of Jan 26/06 for the Sillitoe paper).

X-Cal has assembled a team of top professionals who have gathered around the project due to their common "data-supported belief" in the exploration potential at Sleeper. In particular, Dr. Ken Snyder (Midas Mine), Larry Kornze (BetZE Mine), Wintrop Rowe, M.Sc. and others named in the January 26/06 paper by Dr. Sillitoe.

Mr. Chevillon is now part of the consulting team which is integrating all Sleeper Data into 3D. He is a specialist in the use of Gocad pattern recognition software which is being utilized to facilitate data integration, visualization and targeting.

X-Cal welcomes Vic Chevillon and CHEVILLON EXPLORATION CONSULTING to our enterprise.

X-Cal currently has three Nevada Gold Projects.

The contents of this release have been reviewed by Larry Kornze, P.Eng, who is a Qualified Person as defined by NI-43-101.

Caution Concerning Forward-Looking Statements

This news release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com
For further information contact: ***Shawn Kennedy, President***

Tel: (604) 662-8245   Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

FORM 53-901.F
(previously Form 27)

RECEIVED
2006 MAR 28 P 4:40

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Telephone: 604-662-8245

2. **Date of Material Change**

March 15, 2006

3. **Press Release**

A Press release was disseminated on Wednesday, March 15, 2006.

4. **Summary of Material Change**

X-CAL Resources Ltd is pleased to announce a contract let to CHEVILLON EXPLORATION CONSULTING. Vic Chevillon, M.Sc, has joined X-Cal's Exploration Group, as one of the group of independent consultants, contributing to our Nevada Gold Projects. Mr. Chevillon was "Senior Exploration Geologist, Americas Business Development" at Placer Dome Exploration Inc. He has actively monitored our progress with the Sleeper Gold Property over the past several years and was also instrumental in X-Cal's recent acquisition of the "Horse Mountain Window" Reese River Pediment Property from Placer Dome.

5. **Full Description of Material Change**

See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

N/A

7. Omitted Information

No information has been intentionally omitted from this form.

8. Senior Officers

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on March 15, 2006.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL

March 15, 2006

News Release

CHEVILLON EXPLORATION CONSULTING JOINS X-CAL'S NEVADA TEAM

X-CAL Resources Ltd is pleased to announce a contract let to CHEVILLON EXPLORATION CONSULTING. Vic Chevillon, M.Sc, has joined X-Cal's Exploration Group, as one of the group of independent consultants, contributing to our Nevada Gold Projects. Mr. Chevillon was "Senior Exploration Geologist, Americas Business Development" at Placer Dome Exploration Inc. He has actively monitored our progress with the Sleeper Gold Property over the past several years and was also instrumental in X-Cal's recent acquisition of the "Horse Mountain Window" Reese River Pediment Property from Placer Dome.

Mr. Chevillon will work with X-Cal on data integration as recommended in Dr. Richard Sillitoe's report on the EXPLORATION POTENTIAL OF THE SLEEPER GOLD PROJECT (see link in press release of Jan 26/06 for the Sillitoe paper).

X-Cal has assembled a team of top professionals who have gathered around the Project due to their common "data-supported belief" in the exploration potential of the Sleeper Gold Project. In particular, Dr. Ken Snyder (Midas Mine), Larry Kornze (BetZE Mine), Wintrop Rowe, M.Sc. and others named in the January 26/06 paper by Dr. Sillitoe.

Mr. Chevillon is now part of the consulting team which is integrating all Sleeper Data into 3D. He is a specialist in the use of Gocad pattern recognition software which is being utilized to facilitate data integration, visualization and targeting at Sleeper.

X-Cal welcomes Vic Chevillon and CHEVILLON EXPLORATION CONSULTING to our enterprise.

X-Cal currently has three Nevada Gold Projects.

The contents of this release have been reviewed by Larry Kornze, P.Eng, who is a Qualified Person as defined by NI-43-101.

Caution Concerning Forward-Looking Statements

This news release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy

President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***

Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*